SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED INDUSTRIAL CORPORATION
(Name of Subject Company)

UNITED INDUSTRIAL CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

910671106
(CUSIP Number of Class of Securities)

Frederick M. Strader
Chief Executive Officer and President
United Industrial Corporation
124 Industry Lane
Hunt Valley, Maryland 21030
(410) 628-3500
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the person filing statement)

Copies to:
Steven L. Kirshenbaum, Esq.
Julie M. Allen, Esq.
Proskauer Rose LLP
1585 Broadway New York, NY 10023
(212) 969-3000

☒
Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

A Busy Week

        Of course, last week did start off with a bang, but it then managed to get busier as it went along. Monday morning both Textron and UIC announced that we had signed an agreement to be purchased by Textron. I held a meeting with as many managers as we could fit in our Conference Center, along with call-ins from many off-site locations. Then I made calls to some of our key customers and teammates, although most military customers were off for Columbus Day, significantly cutting into my list.

        After that, and a quick interview of a potential candidate for the Symtx GM job, I headed to Washington, D.C. for the annual AUSA show. (This also meant that I missed most of the news media that wanted to discuss the sale—our Chief Financial Officer Jim Perry, ended up fielding calls). AUSA (Association of the U.S. Army) has its annual show at the Convention Center in D.C. Because the Army currently is our largest customer, it's a big show for us, with lots of meetings set up, exhibits of some of our key products, and an opportunity to see a lot of people quickly. This time, because of the Textron announcement, seeing a lot of people was going to be very helpful in getting the word out.

        Turns out, I didn't need to tell most people. By time I got there, it seemed that everyone had already heard. My main message was that I didn't expect big changes: Textron was buying us for who we were, the management team would stay in place, and all our current contracts, teaming agreements, suppliers, and customer relationships would remain.

        Monday at 5 p.m. we had our annual AUSA reception (AAI has held a reception at the Convention Center for several years to bring customers and teammates together to talk.) We had a lot of people show up (and ran out of food before I could stop talking and get to it). I had invited Frank Tempesta, president of Textron Systems—the part of Textron that we will be a part of—to attend, and make introductions. In addition to most of our standard Army customers, we also had Claude Bolton, current head of Army Acquisition, attend.

        Tuesday and Wednesday were similar days at AUSA—meeting people in our booth, having meetings at other companies' booths, and customer meetings at various locations. I also attended important customer receptions, especially the Ft. Rucker (Army Aviation), Ft. Benning (Infantry) and Swedish receptions. I discussed the Textron deal, but also key customer issues, possible business deals, and opportunities for new business. During the three days, I spent some time at the Textron Systems booth seeing their products and talking to their people, including those from Overwatch, a software company Textron bought last year. (The Overwatch guys had great things to say about the merger with Textron.)

        Returning to the office on Thursday, I started digging out from weeks (actually months) of being behind because of the work we have been doing on the sale process. One of the key things is getting caught up on the budgeting process for 2008. Regardless of the sale, we still have a budget to prepare, decisions to make on how much we spend on investments in the business (which we plan to increase in 2008) and how to bring it all together.

Update on the Sale

        First, I want to clear up one significant error I have seen in the media: we will be a part of Textron Systems, not Bell Helicopter (not that we don't love Bell, too). We are being bought by Textron Inc., and will be a part of Textron Systems, their very diversified Defense business (as I said in my briefing to managers on Monday, one of the reasons I liked Textron was their defense business had a lot of pieces, businesses, and customers, just like us. They are not put off by the "AAI—Almost Anything Imaginable" history we have). AAI will NOT be a part of Bell Helicopter, which is a separate and distinct business. As it happens, Textron consolidates financial results for Bell Helicopter and Textron Systems into a reporting segment called "Bell," but there is no management or business relationship other than that. We will run our business, and they will run theirs. Of course, Textron wants all of its businesses to work together, which is smart. We will take advantage of that once we actually become a part of Textron, much as we have worked to get all of our AAI businesses to work together. Textron's extensive international business development capabilities should help us, for example, and we will take a look at Bell's Eagle Eye UAV once the sale is completed, to see if we can assist them with that project.

        The next step of the sale is to actually make the sale process happen. By that I mean Textron is preparing a written offer that will go to all shareholders of United Industrial Corporation to offer to buy their shares for $81 each. If you are a shareholder, look for that document in the mail soon. There are also government approvals to be requested, and other paperwork to be completed. If the majority of shareholders agree to sell their shares to Textron, and if the government approves the transaction and other customary conditions are satisfied, then the sale will go forward and we will move quickly to complete the process. We expect to close before the end of the year.

        In the meantime, we are working now to better understand Textron, so we can begin preparing for becoming a part of it. Although I don't expect a lot to change, in those areas where things do run from the Textron Systems office, or from Textron headquarters, we will want to understand their processes and requirements. I have been part of a large, diversified corporation before and I know how they work. For example, while we have begun the budgeting process, I want to use Textron Systems forms and approaches for our final reviews to avoid duplication. I only want to have everyone do this once. We also know they have a robust Lean Six Sigma program with which we will want to be a part. At the same time, we have to continue to treat Textron as the separate company it is until the sale closes—we should treat any interaction with them at arms' length, being careful to preserve strategic, intellectual property and customer information as AAI proprietary, pending approval from the government and completion of the sale process.

        I also know there are a lot of questions from AAI employees on pay, benefits, retirement, jobs, etc. While I don't believe there will be any major changes, and while I know that Textron bought AAI for the people and the business, I want to get into the details of how they work. To that end, I'll be visiting Textron Systems this Thursday to see what I can find out. I have been collecting questions from managers (and so far have about five pages of questions from all parts of AAI), so I have a lot to ask about processes and procedures. Of course, questions about confidential customer information, trade secrets and other proprietary information, sales data, customer contracts and pricing information or policies will have to wait until after the closing.

        However, to address one kind of question right away, no one will lose the vacation they have earned, the retirement they have earned, or the years of service they have completed as of the closing date. These things are certain. And as far as pay and benefits go, we provide competitive salaries and benefits and we will continue to do so. It is possible that Textron has different service providers for some things, but we just went to national providers (United Health Care and Delta Dental) ourselves last year to increase the number of locations that had access to the full range of choices. So it's possible the changes will be minimal, or may be enacted gradually. More when I know it.

        I also have to say that it's been great to see that many of the questions relate to how we can move forward quickly in our new family and how we can do a better job for our customers—looking forward to the future. I was also gratified to see the reaction of Textron people I met at AUSA—they were uniformly friendly, happy that we will be joining the family soon, and ready to think about how we can help each other once the sale closes. Our customers want to know that this will be good for them. It will be up to us to make it good for them, and I know we will.

Thanks...fred

Important Information

        This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of UIC's common stock will only be made pursuant to an offer to purchase and related materials that Textron Inc. intends to file with the Securities and Exchange Commission. UIC will file a solicitation/recommendation statement with respect to the offer. Once filed, UIC stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, UIC stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC's website at www.sec.gov, from the information agent named in the tender offer materials, UIC or from Textron Inc.

Cautionary Statement Regarding Forward-Looking Statements

        This document contains certain forward-looking statements about UIC and Textron Inc. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to UIC and Textron Inc., the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of UIC and Textron Inc., including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by UIC and Textron Inc. could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of UIC and Textron Inc. Neither UIC nor Textron Inc. assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.